Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements No. 333-107025, 333-127645, and 333-159140 on Forms S-8 and No. 333-166663 on Form S-3 of Crosstex Energy, L.P. of our report dated June 18, 2012, with respect to the audit of the consolidated statements of financial condition of Clearfield Energy, Inc. and Subsidiaries as of March 31, 2012 and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive loss and cash flows for the year ended March 31, 2012, which report appears in the Current Report on Form 8-K/A of Crosstex Energy, L.P.

/s/ Kreischer Miller

Horsham, PA
July 31, 2012